UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

THE GOLDFIELD CORPORATION

(Name of Subject Company (Issuer))

FR UTILITY SERVICES MERGER SUB, INC.

(Offeror)

A direct wholly owned subsidiary of

FR UTILITY SERVICES, INC.

(Parent of Offeror)

FIRST RESERVE FUND XIV, L.P.

(Other Person)

(Names of Filing Persons (identifying status as Offeror, Issuer or Other Person))

COMMON STOCK, PAR VALUE $0.10 PER SHARE

(Title of Class of Securities)

381370105

(CUSIP Number of Class of Securities)

Anne E. Gold

FR Utility Services Merger Sub, Inc.

290 Harbor Drive

Stamford, CT 06902

(203) 661-6601

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Michael T. Holick

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-2000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$173,967,738	$18,979.89

(1)

Estimated for purposes of calculating the amount of the filing fee only. The transaction valuation was calculated by adding the sum of (i) 24,522,534 shares of common stock, par value $0.10 per share (“Shares”), of The Goldfield Corporation, a Delaware corporation (“Goldfield”) issued and outstanding multiplied by the offer price of $7.00 per share, and (ii) 330,000 Shares issuable pursuant to outstanding restricted stock units multiplied by the offer price of $7.00 per share. The foregoing share figures have been provided by Goldfield and are as of November 30, 2020, the most recent practicable date.

(2)

The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2021 beginning on October 1, 2020, issued August 26, 2020, by multiplying the transaction value by 0.0001091.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the appropriate boxes below to designate any transactions to which the statement relates:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is being filed by (i) FR Utility Services, Inc., a Delaware corporation (“Parent”), (ii) FR Utility Services Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (the “Purchaser”), and (iii) First Reserve Fund XIV, L.P., a Cayman Islands limited partnership, or an affiliate thereof, which is the controlling stockholder of both Parent and the Purchaser. This Schedule TO relates to the tender offer for all of the issued and outstanding shares of common stock, par value $0.10 per share (“Shares”), of The Goldfield Corporation, a Delaware corporation (“Goldfield”), at a price of $7.00 per Share, net to the seller in cash without interest and less any applicable withholding taxes (the “Offer Price”), upon the terms and conditions set forth in the offer to purchase, dated December 1, 2020 (together with any amendments or supplements thereto, the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), a copy of which is attached as Exhibit (a)(1)(B).

All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 in this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 1.	Summary Term Sheet.

The information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)    The name, address, and telephone number of the subject company’s principal executive offices are as follows:

The Goldfield Corporation

1684 West Hibiscus Blvd.

Melbourne, FL 32901

(321) 724-1700

(b)    This Schedule TO relates to the Offer by the Purchaser to purchase all issued and outstanding Shares. According to Goldfield, as of the close of business on November 30, 2020, there were 24,522,534 Shares and 330,000 restricted stock units issued and outstanding.

(c)    The information set forth under the caption THE TENDER OFFER - Section 6 (“Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a)-(c)    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER - Section 8 (“Certain Information Concerning Parent and the Purchaser”) and Schedule I attached thereto.

Item 4.	Terms of the Transaction.

(a)    The information set forth in the Offer to Purchase is incorporated herein by reference, including the following sections incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER - Section 1 (“Terms of the Offer”)

THE TENDER OFFER - Section 2 (“Acceptance for Payment and Payment for Shares”)

THE TENDER OFFER - Section 3 (“Procedures for Accepting the Offer and Tendering Shares”)

THE TENDER OFFER - Section 4 (“Withdrawal Rights”)

THE TENDER OFFER - Section 5 (“Material United States Federal Income Tax Consequences”)

THE TENDER OFFER - Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER - Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER - Section 15 (“Certain Conditions of the Offer”)

THE TENDER OFFER - Section 19 (“Miscellaneous”)

(a)(1)(ix)-(xi)    Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a), (b)    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

INTRODUCTION

THE TENDER OFFER - Section 8 (“Certain Information Concerning Parent and the Purchaser”) and Schedule I attached thereto

THE TENDER OFFER - Section 10 (“Background of the Offer; Past Contacts or Negotiations with Goldfield”)

THE TENDER OFFER - Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER - Section 12 (“Purpose of the Offer; Plans for Goldfield”)

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a)    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

INTRODUCTION

THE TENDER OFFER - Section 12 (“Purpose of the Offer; Plans for Goldfield”)

(c) (1)-(7) The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

INTRODUCTION

THE TENDER OFFER - Section 10 (“Background of the Offer; Past Contacts or Negotiations with Goldfield”)

THE TENDER OFFER - Section 12 (“Purpose of the Offer; Plans for Goldfield”)

THE TENDER OFFER - Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER - Section 14 (“Dividends and Distributions”)

Item 7.	Source and Amount of Funds or Other Consideration.

(a), (d)    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER - Section 9 (“Source and Amount of Funds”)

(b)    Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a), (b)    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER - Section 8 (“Certain Information Concerning Parent and the Purchaser”) and Schedule I attached thereto

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a)    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER - Section 3 (“Procedures for Accepting the Offer and Tendering Shares”)

THE TENDER OFFER - Section 10 (“Background of the Offer; Past Contacts or Negotiations with Goldfield”)

THE TENDER OFFER - Section 18 (“Fees and Expenses”)

Item 10.	Financial Statements.

(a)    Not applicable.

(b)    Not applicable.

Item 11.	Additional Information.

(a)    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER - Section 10 (“Background of the Offer; Past Contacts or Negotiations with Goldfield”)

THE TENDER OFFER - Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER - Section 12 (“Purpose of the Offer; Plans for Goldfield”)

THE TENDER OFFER - Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER - Section 15 (“Certain Conditions of the Offer”)

THE TENDER OFFER - Section 16 (“Certain Legal Matters; Regulatory Approvals”)

(c)    The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated December 1, 2020.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Joint Press Release issued by Goldfield and Parent on November 24, 2020 (incorporated by reference to Exhibit 99.2 to Current Report on Form 8-K of Goldfield filed with the Securities and Exchange Commission on November 24, 2020).

(a)(1)(G)	Summary Advertisement as published in the Wall Street Journal on December 1, 2020.

(a)(1)(H)	Press Release issued by Parent on December 1, 2020.

(b)(1)	Debt Commitment Letter, dated November 23, 2020, from Citizens Bank, N.A. and Sumitomo Mitsui Banking Corporation to Purchaser.

(d)(1)	Agreement and Plan of Merger, dated as of November 23, 2020, by and among Goldfield, the Purchaser and Parent (incorporated by reference to Exhibit 2.1 to Current Report on Form 8-K filed by Goldfield with the Securities and Exchange Commission on November 24, 2020).

(d)(2)	Confidentiality Agreement, dated March 2, 2020, between Goldfield and First Reserve XIV Advisors, L.L.C.

(d)(3)	Limited Guaranty, dated as of November 23, 2020, by First Reserve Fund XIV, L.P. in favor of Goldfield.

(d)(4)	Equity Commitment Letter, dated November 23, 2020, from First Reserve Fund XIV, L.P. to Parent.

(d)(5)	Exclusivity Agreement, dated November 11, 2020, among Goldfield and First Reserve XIV Advisors, L.L.C.

(d)(6)	Tender and Support Agreement, dated November 23, 2020, by and among Parent, Purchaser and the stockholder party thereto (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Goldfield with the SEC on November 24, 2020).

(g)	None.

(h)	None.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FR UTILITY SERVICES MERGER SUB, INC.

By	/s/ Jeffrey K. Quake
Name:	Jeffrey K. Quake
Title:	President
Date:	December 1, 2020

FR UTILITY SERVICES, INC.

By	/s/ Jeffrey K. Quake
Name:	Jeffrey K. Quake
Title:	President
Date:	December 1, 2020

FIRST RESERVE FUND XIV, L.P.

By	First Reserve GP XIV, L.P.
Its:	General Partner
By	First Reserve GP XIV Limited
Its:	General Partner

By	/s/ Jeffrey K. Quake
Name:	Jeffrey K. Quake
Title:	Managing Director
Date:	December 1, 2020

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated December 1, 2020.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Joint Press Release issued by Goldfield and Parent on November 24, 2020 (incorporated by reference to Exhibit 99.2 to Current Report on Form 8-K of Goldfield filed with the Securities and Exchange Commission on November 24, 2020).

(a)(1)(G)	Summary Advertisement as published in the Wall Street Journal on December 1, 2020.

(a)(1)(H)	Press Release issued by Parent on December 1, 2020.

(b)(1)	Debt Commitment Letter, dated November 23, 2020, from Citizens Bank, N.A. and Sumitomo Mitsui Banking Corporation to Purchaser.

(d)(1)	Agreement and Plan of Merger, dated as of November 23, 2020, by and among Goldfield, the Purchaser and Parent (incorporated by reference to Exhibit 2.1 to Current Report on Form 8-K filed by Goldfield with the Securities and Exchange Commission on November 24, 2020).

(d)(2)	Confidentiality Agreement, dated March 2, 2020, between Goldfield and First Reserve XIV Advisors, L.L.C.

(d)(3)	Limited Guaranty, dated as of November 23, 2020, by First Reserve Fund XIV, L.P. in favor of Goldfield.

(d)(4)	Equity Commitment Letter, dated November 23, 2020, from First Reserve Fund XIV, L.P. to Parent.

(d)(5)	Exclusivity Agreement, dated November 11, 2020, among Goldfield and First Reserve XIV Advisors, L.L.C.

(d)(6)	Tender and Support Agreement, dated November 23, 2020, by and among Parent, Purchaser and the stockholder party thereto (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Goldfield with the SEC on November 24, 2020).

(g)	None.

(h)	None.